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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 867967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOS Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue, Suite #100
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
773-435-3210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

15 West South Temple, Suite 1500 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/09

OATH OR AFFIRMATION

I, Tom Sosnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of thinkorswim, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ROISIN E HUGHES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOS TRADING LLC

December 31, 2008

Index

KPMG LLP
Suite 1500
15 West South Temple
Salt Lake City, UT 84101-9901

Independent Auditors' Report

The Board of Directors
TOS Trading LLC:

We have audited the accompanying statement of financial condition of TOS Trading LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TOS Trading LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative

TOS TRADING LLC

Statement of Financial Condition

December 31, 2008

Assets

Receivable from clearing broker	$	1,104,200
Other assets		11,000
Total assets	$	1,115,200

Liabilities and Stockholders' Equity

Accrued expenses	$	500
Due to affiliates		73,100
Total liabilities		73,600
Stockholders' equity:		
Contributed capital		1,100,000
Accumulated deficit		(58,400)
Total stockholders' equity		1,041,600
Total liabilities and stockholders' equity	$	1,115,200

See accompanying notes to statement of financial condition.

(1) Basis of Presentation of Nature of Operations

(a) Basis of Presentation

The statement of financial condition include the accounts of TOS Trading LLC (the Company). The Company follows U.S. generally accepted accounting principles, including certain guidance used by the brokerage industry. The Company is wholly owned by TOS Holdings Inc. (the Parent) and TOS Holdings Inc. is wholly owned by TOS Group Inc. (the Public Parent).

(b) Nature of Operations

TOS Trading LLC is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC) and the Chicago Board Options Exchange (CBOE). The Company's date of inception was July 15, 2008. The Company was established to conduct the business of proprietary index and equity stock and option trading and does not conduct any customer business. This firm was established to operate as a fully electronic trading firm. Pursuant to a joint back office clearing agreement between the Company and its primary clearing broker, Penson Financial Services, all securities transactions are cleared on a fully disclosed basis. As of December 31, 2008, the Company has not conducted any trading or related business activity.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates.

(b) Income Taxes

The Company is included in the consolidated federal and in certain combined state and local income tax returns filed by the thinkorswim Group, Inc. (Public Parent) and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled between the Company and the affiliated group as if the Company had filed separate returns. If the Company has a loss or excess credits on a separate return basis, it would receive the related tax benefits when they would be utilized in its separate returns or in the consolidated or combined returns.

The Public Parent uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.

(Continued)

The Company complies with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, at the date of inception. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. It is the Company's policy to recognize interest and/or penalties related to income tax matters as a component of tax expense in the statement of income.

(c) Receivable from Clearing Broker

At December 31, 2008, receivable from clearing broker consists of cash deposits held by the Company's clearing broker.

(d) Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statements of financial condition. Management estimates that the aggregate fair value of the other financial instruments recognized on the statement of financial condition (including receivables and accrued expenses) approximates their fair value, as such financial instruments are short term in nature, bear interest at current market rates, or are subject to frequent repricing.

(3) Accounting Pronouncements Issued Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*. This standard establishes that an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This standard also defines how goodwill acquired in a business combination or a gain from a bargain purchase should be recognized and updates certain disclosure requirements for business combinations. This standard applies prospectively to business combinations for which the acquisition date is on or after the fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact that SFAS No. 141(R) will have on the statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133*. SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133. It also applies to nonderivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statements. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent

features in derivative agreements. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact that SFAS No. 161 will have on the statement of financial condition.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of – Present fairly in conformity with generally accepted accounting principles*. SFAS No. 162 is not expected to have a material impact on the Company's statement of financial condition.

(4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 are presented below:

Deferred tax assets arising from:		
Net operating loss carryforward	$	23,200
Total deferred tax asset		23,200
Valuation allowance		(23,200)
Net deferred tax asset	$	—

At December 31, 2008, the Company's federal and state net operating loss carryforwards were each $58,400, which will begin to expire in 2028 and 2020, respectively.

In assessing the realizability of deferred tax assets on a stand alone basis at December 31, 2008, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. Based on available information, management does not believe it is more likely than not that its deferred tax assets will be utilized. Accordingly, the Company has established a valuation allowance equal to the net deferred tax assets.

The Company adopted the provisions of FIN 48 as of the date of inception. The Company has no unrecognized tax positions as of the year ended December 31, 2008. During the period from July 15, 2008, there was no interest or penalty recognized.

As a single member LLC, the Company does not file separate federal or state income tax returns but includes its operations as part of the thinkorswim Group, Inc. consolidated corporate income tax returns.

(5) Related Parties

During the year ended December 31, 2008, certain organizational costs were paid on behalf of the Company by affiliates associated with the organization of the Company. As of December 31, 2008, the Company owed those affiliates $73,100.

(Continued)

(6) Commitments and Contingencies

At December 31, 2008, the Company has an operating lease for its membership with the CBOE. The following table details the Company's known future cash payments (on an undiscounted basis) related to contractual obligations as of December 31, 2008:

		Operating leases	Total contractual commitments
Payments by period:			
2009	$	11,000	11,000
2010		—	—
2011		—	—
2012		—	—
Thereafter		—	—
Total	$	11,000	11,000

The Company canceled its lease with the CBOE effective January 31, 2009; note 8 for further discussion.

(7) Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing broker pursuant to clearance agreement. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(8) Subsequent Events

The Company terminated its broker-dealer registration on February 4, 2009 with the SEC and on January 31, 2009 with the CBOE as management decided to no longer pursue proprietary trading. From July 15, 2007 (date of inception) through February 4, 2009, the Company did not engage in any trading or business related activity.

On January 8, 2009, the Public Parent announced that they had entered into a definitive agreement for TD Ameritrade to acquire the Public Parent in a cash and stock deal valued at $606 million.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and the CBOE, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $6\,^{2}/_{3}$ % of aggregate indebtedness, or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 during the first year of operation and thereafter not to exceed a ratio of 15 to 1. During the first year of operations, there is a restriction from any withdrawal of initial capital. At December 31, 2008, the Company had net capital of $1.0 million, which was $0.9 million in excess of its required net capital of $0.1 million. The Company's net capital ratio was 0.07 to 1.

KPMG

TOS TRADING LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)